Pure Bioscience, Inc.

1725 Gillespie Way

El Cajon, CA 92020

October 1, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Pamela Long, Assistant Director

Re: Pure Bioscience, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-186394

Ladies and Gentlemen:

On behalf of Pure Bioscience, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-186394), as initially filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2013 (the “Registration Statement”) be withdrawn effective immediately. We are seeking withdrawal of the Registration Statement because the Company has decided not to proceed with a registered offering at this time. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please provide a copy of the Order to Jeff Thacker, Esq. of DLA Piper LLP (US), via email at jeff.thacker@dlapiper.com or via facsimile at (858) 638-5128. Should you have any questions regarding this request for withdrawal, please contact Jeff Thacker of DLA Piper LLP (US) by telephone at (858) 638-6728.

Very truly yours,

Pure Bioscience, Inc.

By:	/s/ Peter C. Wulff
Peter C. Wulff Chief Financial Officer and Chief Operating Officer

cc: Jeff Thacker, DLA Piper LLP (US)